                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)


                   J. ALEXANDER'S CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $0.05 Per Share
                 (Title of Class of Securities)

                             9287531
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 9287531              SCHEDULE 13G                Page 2 of 5


  1     Name Of Reporting Person        PAUL EDMUNDS SACKETT, JR. D/B/A
                                                      SACKETT & COMPANY

        IRS Identification No. Of Above Person

  2     Check The Appropriate Box If A Member Of A Group       (a)  [ ]
        N/A                                                    (b)  [ ]

  3     SEC USE ONLY

  4     Citizenship Or Place Of Organization

                          Delaware, United States

                        5    Sole Voting Power
  NUMBER OF
    SHARES                          416,967
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH
                        6    Shared Voting Power

                                      -0-

                        7    Sole Dispositive Power

                                    416,967

                        8    Shared Dispositive Power

                                      -0-

    9      Aggregate Amount Beneficially Owned By Each Reporting Person

                                    416,967

   10      Check Box If The Aggregate Amount In Row (9) Excludes Certain
           Shares*


   11      Percent Of Class Represented By Amount In Row 9

                                      7.6%

   12      Type Of Reporting Person*

                                       IA

CUSIP 9287531              SCHEDULE 13G                Page 3 of 5


Item 1(a).  Name of Issuer.

            J. Alexander's Corporation (f/k/a Volunteer
            Capital Corp.)

Item 1(b).  Address of Issuer's Principal Executive Offices.

            3401 West End Avenue, Suite 260
            Nashville, TN  37202

Item 2(a).  Names of Persons Filing.

            Paul Edmonds Sackett, Jr. d/b/a Sackett & Company

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            P.O. Box 276
            Corte Madera, CA  94976-0276

Item 2(c).  Citizenship.

            United States.

Item 2(d).  Title of Class of Securities.

            Common Stock Par Value $0.05 per share ("Common Stock").

Item 2(e).  CUSIP Number.

            9287531

Item 3.     Type of Reporting Person.

            Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Amendment to Schedule 13G, which Items are incorporated by reference herein. The percent figure shown in Item 11 was calculated by dividing the number of shares appearing in Item 9 by the sum of (x) number of shares of Common Stock outstanding as of 12/31/98 (5,431,355) and (y) the number of shares of Common Stock acquirable upon the conversion of $1,304,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003 (convertible at a rate of 56.34 shares of Common Stock per $1,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003).

CUSIP 9287531              SCHEDULE 13G                Page 4 of 5


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person.

            The reporting person is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Amendment to Schedule 13G pursuant to separate arrangements whereby the reporting person acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 9287531              SCHEDULE 13G                Page 5 of 5



                            Signature

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           /s/ Paul Edmunds Sackett, Jr.
                           ________________________________
                           Paul Edmunds Sackett, Jr. d/b/a/
                           Sackett & Company

DATED:  February___, 1999